

November 15, 2021

Anna Protopapas
President and Chief Executive Officer
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139

     Re: Mersana Therapeutics, Inc.
         Registration Statement on Form S-3
         Filed November 9, 2021
         File No. 333-260895

Dear Ms. Protopapas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: William J. Michener, Esq.